SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of June, 2014

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ✓                         Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes ____                                No ü

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

This Form 6-K consists of:

An announcement regarding progress update of marketing business restructuring of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on June 30, 2014.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA PETROLEUM & CHEMICAL CORPORATION
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

Progress Update Announcement of the Restructuring of Sinopec’s Marketing Business

China Petroleum & Chemical Corporation and its directors of the Board of Directors warrant that there are no false representations, misleading statements or material omissions contained in this announcement and severally and  jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement.

Pursuant to a resolution passed at the fourteenth meeting of the fifth session of the Board of Directors (the “Board”) of China Petroleum & Chemical Corporation (“Sinopec Corp. “ or “Company”), Sinopec Corp. has commenced a reorganization of its refined oil products marketing business (the “Reorganization”).  The Company’s wholly-owned subsidiary, Sinopec Sales Co., Ltd. (中國石化銷售有限公 司) (“Sinopec Sales”) will serve as the platform for the Reorganization. It is intended that after the Reorganization, social and private capital will be introduced to Sinopec Sales through a capital increase of Sinopec Sales (the “Capital Introduction”). The main objectives of the Capital Introduction are, through the introduction of external capital, to promote and optimize the modern enterprise system, to strengthen the operational system and management mechanism in a market-oriented manner, to facilitate the business innovation and vitality, to enhance competitiveness and sustainability of the enterprise, to promote the transformation of Sinopec Sales from a refined oil products supplier into an integrated services provider and to build the trust of consumers and satisfy the needs of the general public as a lifestyle services provider.

Thus far, Sinopec Sales has completed the relevant audits and valuations in relation to the Capital Introduction. The introduction to Sinopec Sales and the work plan for the Capital Introduction are announced as follows:

I．	INTRODUCTION TO SINOPEC SALES

i.	General Overview

Established in 1985, Sinopec Sales is principally engaged in the purchasing, allotment, distribution, settlement and optimization of refined oil products (gasoline, diesel and jet fuel) resources produced by Sinopec Corp. and its affiliates.

In April 2014, Sinopec Corp. commenced the reorganization of its marketing business, and injected all the 31 provincial subsidiaries and their long-term equity investments as well as all businesses, assets, personnel of Sinopec Fuel Oil Sales Corporation Limited, Sinopec (Hong Kong) Limited, and Sinopec (Hong Kong) Aviation Fuel Limited into Sinopec Sales.

As of the date of this announcement, Sinopec Sales has a registered capital of RMB 20 billion as a limited liability company (wholly-owned by its legal person) and is 100% owned by Sinopec Corp. Its business  scope  includes  storage  and  logistics, retail sales, direct sales and distribution of petroleum products such as refined oil, natural gas and fuel oil, etc., as well as development and operation of  non-fuel business (such as convenience stores and car services, etc.).

ii.	Business Overview

Unless otherwise specified, the business performance information of Sinopec Sales in 2013, the four months ended 30 April 2013 and the four months ended 30 April 2014 are calculated post-Reorganization on a pro forma basis, and the relevant operational information is as follows:

	For the four months ended 30 April 2014	For the four months ended 30 April 2013	2013

Total sales volume of refined oil products (million tonnes)	57.55	57.29	179.79
Total domestic sales volume of refined oil products (million tonnes)	52.90	52.95	165.22
Retail sales (million tonnes)	36.94	36.27	113.32
Total number of service and CNG/LNG stations under Sinopec brand	30,233	30,555	30,351
Self-operated stations	30,220	30,542	30,338
Total sales volume of natural gas (billioncubic meters)	0.436	0.294	1.003
Transaction volume from non-fuel business billion RMB）	4.757	4.302	13.287

1.	Refined oil products sales business

Sinopec Sales has adopted a business model of purchasing refined oil products from Sinopec Corp. and third parties, and conducting retail  and  direct  sales  and distribution of refined oil products to domestic and international customers through its retail and distribution network.

Sinopec Sales enjoys a dominant position in the domestic refined oil products sales market:

•
Largest oil products supplier in China: in 2013, the total sales volume of refined oil products of Sinopec Sales reached 180 million tonnes, of which domestic sales were 165 million tonnes, representing a market share of over 60%;

•
Most extensive domestic refined oil products retail and distribution network: as of the end of 2013, Sinopec Sales owned a total of 30,351 service stations and CNG/LNG stations under the Sinopec brand, of which 30,338 are self-operated.

•
Extensive refined oil products storage and logistic facilities: as of the end of 2013, Sinopec Sales had a total length of 10,108 kilometers of pipelines in operation and owned 393 oil depots with a total storage capacity of 15.64 million cubic meters; and

•	Large base of loyal customers across China: as of the end of 2013, a total of 108 million Sinopec fuel cards have been issued to approximately 80 million card holders.

2.	Non-fuel business

Leveraging its nationwide retail network, Sinopec Sales engages in the development of its non-fuel business, which is currently primarily comprised of convenience store operation, an e-commerce platform (“EJoy365.com”), car services, and advertising etc. As of the end of 2013, Sinopec Sales owned 23,431 convenience stores operating under the “Easy Joy” brand. In 2013 and the four months ended 30 April 2014, the transaction volume from of the non-fuel business reached RMB 13.287 billion and RMB 4.757 billion, respectively.

iii.	Financial Data

PricewaterhouseCoopers Zhong Tian LLP has audited the financial statements of Sinopec Sales (post-Reorganization) for the four months ended 30 April 2014 and the year ended 31 December 2013, prepared under PRC Accounting Standards for Business Enterprises, and issued the standard unqualified audit report.

In 2013, Sinopec Sales generated operating income of RMB 1,498.6 billion, with RMB 25.1 billion of net profit attributable to equity holders of Sinopec Sales; for the four months ended 30 April 2014, it generated operating income of RMB  476.4 billion, with RMB 7.7 billion of net profit attributable to equity holders of Sinopec Sales.

The relevant financial information is as follows:

1.	Key consolidated income statement items for the four months ended 30 April 2014 and for the year ended 31 December 2013

Unit: RMB million

		For the four months ended 30 April 2014	2013

Operating income		476,424	1,498,628
Less:	Operating costs	447,719	1,410,128
	Sales taxes and surcharges	735	2,508
	Selling expenses	11,537	35,919
	Administrative expenses	4,839	14,395
	Financial expenses — net	218	975
	Asset impairment (reversals) / losses	(16)	75
Add:	Investment income	378	991
	of which, investment income from associates and JVs	252	794

Operating profit		11,770	35,619
Add:	Non-operating income	200	512
Less:	Non-operating expenses	903	1,151

Profit before taxation		11,067	34,980
Less:	Income tax expense	3,021	9,035

Net profit		8,046	25,945
	Attributable to equity holders of Sinopec Sales	7,705	25,056
	Minority interests	341	889

2.	Key consolidated balance sheet items at 30 April 2014 and 31 December 2013

Unit: RMB million

	At 30 April	At 31 December
	2014	2013
Current assets
Cash at bank and on hand	5,051	2,890
Bills receivable	2,975	2,772
Accounts receivable	11,592	8,401
Prepayments	1,234	1,464
Other receivables	51,959	39,714
Inventories	51,609	53,659
Non-current assets due within one year	755	443
Other current assets	1,237	4,816

Total current assets	126,412	114,159

Non-current assets
Financial assets available for sale	99	82
Held-to-maturity investments	6	6
Long-term equity investments	11,536	11,637
Fixed assets	100,391	103,247
Construction in progress	39,760	42,339
Intangible assets	51,210	47,939
Goodwill	853	853
Long-term deferred expenses	8,467	8,288
Deferred tax assets	1,115	1,218
Other non-current assets	1,909	1,665

Total non-current assets	215,346	217,274

Total assets	341,758	331,433

	At 30 April 2014	At 31 December 2013

Current liabilities
Short-term loans	4,757	2,497
Bills payable	681	22
Accounts payable	32,500	33,525
Advances from customers	66,942	70,048
Employee benefits payable	1,071	267
Taxes payable	4,503	4,664
Other payables	165,265	162,583
Non-current liabilities due within one year	340	366
Other current liabilities	—	139

Total current liabilities	276,059	274,111

Non-current liabilities
Long-term loans	12	340
Provisions	59	58
Deferred tax liabilities	243	217
Other non-current liabilities	980	861

Total non-current liabilities	1,294	1,476

Total liabilities	277,353	275,587

Total equity
Paid-in capital	20,000	1,700
Capital reserve	18,131	25,216
Surplus reserves	15,646	15,646
Retained earnings	5,345	8,010
Specific reserve	917	727
Foreign currency translation differences	(1,245)	(1,369)

Total equity attributable to equity holders of Sinopec Sales	58,794	49,930

Minority interests	5,611	5,916
Total equity	64,405	55,846

Total liabilities and equity	341,758	331,433

3.	Key consolidated cash flow statement items for the four months ended 30 April 2014 and for the year ended 31 December 2013

Unit: RMB million

	For the four months ended 30 April 2014	2013

1. Cash flow from operating activities
Sub-total of cash inflows	559,132	1,788,449
Sub-total of cash outflows	(547,459)	(1,739,978)
Net cash flow from operating activities	11,673	48,471
2. Cash flow from investing activities
Sub-total of cash inflows	5,166	4,087
Sub-total of cash outflows	(15,732)	(48,114)
Net cash flow from investing activities	(10,566)	(44,027)
3. Cash flow from financing activities
Sub-total of cash inflows	17,955	65,884
Sub-total of cash outflows	(16,909)	(70,055)
Net cash flow from financing activities	1,046	(4,171)
5. Effects of changes in foreign exchange rate	(27)	96
4.Net increase / (decrease) in cash and cash equivalents	2,126	369
Add: Cash balance at the beginning of the year	2,879	2,510
6. Cash balance at the end of the year / period	5,005	2,879

iv.	Connected Transactions

Following the Reorganization, China Petrochemical Corporation (“Sinopec Group”), Sinopec Corp. and Sinopec Sales have reviewed the continuing connected transactions among them and entered into relevant framework agreements for such connected transactions under fair and reasonable principles in accordance with applicable laws and regulations.

As of the date of this announcement, Sinopec Sales has entered into eight framework agreements for connected transactions, including

1.	Connected transactions between Sinopec Sales and Sinopec Group:

Based on the existing connected transactions framework agreements between Sinopec Corp. and Sinopec Group, Sinopec Sales, Sinopec Corp. and Sinopec Group have entered into relevant agreements or memorandums, including “Land Use Right Leasing Memorandum”, “Properties Leasing Memorandum”, “Financial Services Agreement”, “General Services Framework Agreement” and “Asset Custody Agreement”.

2.	Connected transactions between Sinopec Sales and Sinopec Corp.:

Sinopec Sales and Sinopec Corp. have entered into “Resources Supply Framework Agreement”, “Share Right Trusteeship Agreement” and  “Information  System Services Agreement”.

II.	WORK PLAN FOR THE CAPITAL INTRODUCTION

i.	Proposed Scale and Process of Capital Introduction

The shareholding percentage for social and private investors will be determined according to the market conditions, and the Chairman of Sinopec Corp. is authorized by the Board to determine investor selection, their respective  shareholding percentage, terms and conditions of their participation in the Capital Introduction as well as to coordinate implementation of the work plan and relevant procedures under the circumstance  that the  shareholding percentage  of  social and  private investors does not exceed 30% of Sinopec Sales’ equity interest.

The Capital Introduction will not be conducted by way of a public securities offering, and the final total number of investors in the Capital Introduction shall comply with the applicable laws and regulations.

ii.	Requirements for Potential Investors

The Capital Introduction will be administered with impartiality, fairness and openness. The selection of potential investors and the  investors’  respective investment amount will be determined by the various factors, primarily including but not limited to:

•	Potential investors’ offer price and their respective proposed investment amount;

•	Potential investor’s complementary strengths with Sinopec Sales and potential to become a future business partner with Sinopec Sales;

•	Potential investor’s place of registration (domestic or overseas);

•	Benefits brought by potential investor to the general public of China;

•	Potential investor’s industry standing, brand image and reputation, and financial strength;

•	Potential investor’s intended holding period of Sinopec Sales’ equity interests; and

•	Potential investor’s existing business or key investment areas shall not significantly conflict with the principal businesses of Sinopec Sales, Sinopec Corp., or Sinopec Group’s other affiliates.

iii.	Procedures of Capital Introduction

The Capital Introduction will be conducted through multiple rounds of selection and competitive negotiation. Sinopec Corp. and Sinopec Sales will set up an independent evaluation committee comprising of independent directors, external supervisors and internal and external experts to conduct review and screening of the shortlisted interested investors. The Capital Introduction process will comprise of two phases:

1.	Investor selection and identification:

Investors may participate in the Capital Introduction after submitting  a  letter  of intent; Sinopec Corp. and Sinopec Sales will identify the potential investors based on the abovementioned requirements; potential investors will be provided with an Information Memorandum and other materials deemed helpful for them to make investment decision; potential investors are required to submit a non-binding offer and a binding offer during the Capital Introduction process; Sinopec Corp. and Sinopec Sales will select and identify the list of interested investors after the independent evaluation committee’s review and screening.

2.	Negotiation and completion:

Sinopec Corp. and Sinopec Sales will negotiate and enter into conditional transaction documents with interested investors. Each party to the transaction shall complete its internal approval procedures and relevant external approval procedures in relation to the Capital Introduction (if required). Completion shall occur once all condition precedents are satisfied.

III．	SINOPEC SALES’ CORPORATE GOVERNANCE AND MANAGEMENT MECHANISM

Sinopec Corp. will facilitate Sinopec Sales’ enhancement in corporate governance and management mechanism under market-orientated and professional principles, in particular:

Sinopec Corp. will facilitate Sinopec Sales in the establishment of a modern enterprise management system in accordance with applicable laws and regulations. A diversified board of directors consisting of representative directors from social and private capital, independent directors and employee directors, in addition to directors designated by Sinopec Corp., will be established. The remuneration and appraisal committee, risk and strategy committee and audit committee will also be established under the board of directors.

Sinopec Corp. will also facilitate Sinopec Sales to optimize its management structure, to establish a specific performance appraisal system in order to develop a market-oriented, contract-guided and position-based human resources management mechanism, and to establish a market-oriented compensation system and a long-term incentive-based mechanism.

IV．	SINOPEC SALES’ FUTURE BUSINESS DEVELOPMENT OUTLOOK

Sinopec Sales has an unparalleled nationwide retail and distribution network with an extensive and loyal customer base. It enjoys a dominant position in the domestic refined oil products sales market.

Sinopec Sales will further promote operational system and management mechanism reform in a market-oriented manner. Sinopec Sales will fully leverage the strengths of its brand, network, customer base and resources and utilize the support of its developing big data system, to continue to optimize its refined oil products sales business, capitalize on the strengths of its platform, and develop businesses such as convenience stores, car services, car networking platform, O2O, financial services and advertising, etc. Sinopec Sales will gradually provide a comprehensive range of integrated services to achieve cross-promotion and higher degree of interaction between its refined oil products business and non-fuel business, build the trust of consumers and satisfy the needs of the general public as a lifestyle services provider.

Sinopec Corp. will comply with the disclosure requirements under the applicable laws and regulations based on the progress of this matter.

By order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board of Directors

30 June 2014

As of the date of this announcement, directors of the Company are: Fu Chengyu*, Wang Tianpu*, Zhang Yaocang*, Li Chunguang#, Zhang Jianhua#, Wang Zhigang#, Cai Xiyou#, Cao Yaofeng*, Dai Houliang#, Liu Yun*, Chen Xiaojin+, Ma Weihua+, Jiang Xiaoming+, Andrew Y. Yan+, Bao Guoming+.

#	Executive Director

*	Non-executive Director

+	Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Secretary to the Board of Directors

Date: July 1, 2014